Exhibit 21

MANHATTAN ASSOCIATES, INC. SUBSIDIARIES

Subsidiaries	Place of Incorporation
Manhattan Associates Limited	United Kingdom
Manhattan Associates Europe B.V.	Netherlands
Manhattan Associates France SARL	France
Manhattan Associates GmbH	Germany
Manhattan Associates KK	Japan
Manhattan Associates Software (Shanghai), Co. Ltd.	China
Manhattan Associates Pty Ltd.	Australia
Manhattan Associates Software Pte Ltd.	Singapore
Manhattan Associates (India) Development Centre Private Limited	India
Manhattan Associates, S. de R.L. de CV	Mexico
Manhattan Associates Services, S. de R.L. de CV	Mexico
Manhattan Associates Supply Chain Software, LLC	Georgia, USA
Manhattan Associates Chile SpA	Chile
Manhattan Information Technology (Shanghai) Co., Ltd.	China